

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2016

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Partners L.P.
73 Front Street
Hamilton, HM 12, Bermuda

Re: Brookfield Infrastructure Partners L.P.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-33632

Dear Mr. Manios:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Selected Statement of Operating Results and Financial Position Information, page 94.

1. We note your discussion and presentation of various non-IFRS measures without the comparable IFRS measures in the opening paragraphs of this section. Please provide the presentation and discussion, with equal or greater prominence of the most directly comparable IFRS measures by including them in these opening paragraphs. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Reconciliation of Non-IFRS Financial Measures, page 106

2. Please provide a statement disclosing the reasons for each non-IFRS measure presented as to why you believe it provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

3.   We note your disclosure on page 107 that you consider AFFO, a non-IFRS measure, a measure of long-term sustainable cash flow. As such, it appears AFFO is a liquidity measure. In that regard, please provide a reconciliation of AFFO to cash from operating activities, the most directly comparable IFRS measures as required under Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure